[Letterhead of Imaging Diagnostic Systems, Inc.]

May 17, 2012

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mr. Russell Mancuso, Branch Chief

Re:
Imaging Diagnostic Systems, Inc. Application For Withdrawal on Form AW pursuant to Rule 477 of the Securities Act of 1933, as amended, Pre-Effective Amendment No. 3 to our Registration Statement on Form S-1/A (File No. 333-175492)

Dear Mr. Mancuso:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Imaging Diagnostic Systems, Inc. hereby requests the immediate withdrawal of the Pre-Effective Amendment No. 3 to the Company’s Registration Statement on Form S-1/A (File No. 333-175492) together with all exhibits thereto, which was filed on December 1, 2011.

This Pre-Effective Amendment was not declared effective and no common shares were issued in connection with this Pre-Effective Amendment.

If you have any questions regarding this letter, please contact the Company’s legal counsel, Robert B. Macaulay at (305) 530-4026.

Sincerely,

Imaging Diagnostic Systems, Inc.

By:	/s/ Linda B. Grable
Linda B. Grable
Chief Executive Officer

cc:	Mary Beth Breslin (Securities and Exchange Commission) Robert B. Macaulay (Carlton Fields, P.A.)